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                              November 17, 2022

       Xavier Martinez
       Chief Financial Officer
       APx Acquisition Corp. I
       Juan Salvador Agraz 65
       Contadero, Cuajimalpa de Morelos
       Mexico City, Mexico 05370

                                                        Re: APx Acquisition
Corp. I
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2021
                                                            Filed September 1,
2022
                                                            File No. 001-41125

       Dear Xavier Martinez:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses
 Xavier Martinez
APx Acquisition Corp. I
November 17, 2022
Page 2
      of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz,
Accounting Branch Chief at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameXavier Martinez
                                                          Division of
Corporation Finance
Comapany NameAPx Acquisition Corp. I
                                                          Office of Real Estate
& Construction
November 17, 2022 Page 2
cc:       Maurice Blanco
FirstName LastName